UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On January 10, 2023, Antelope Enterprise Holdings Limited (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 1,625,000 ordinary shares, (the “Shares”) par value $0.024 per share (the “Ordinary Shares”), at a per share purchase price of $0.80 (the “Offering”). This Offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this Offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and the general corporate purpose.   The Offering closed on January 12, 2023.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares were issued to Purchasers upon satisfaction of all closing conditions.

The issuance of the Shares is in reliance on exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The form of the SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

SUBMITTED HEREWITH

Exhibits:

10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: January 12, 2023